July 23, 2024

Rebecca A. Hoyt
Senior Vice President and Chief Accounting Officer
APA Corp
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

       Re: APA Corp
           Annual Report on Form 10-K for the fiscal year ended December 31,
2023
           Filed February 22, 2024
           File No. 001-40144
Dear Rebecca A. Hoyt:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2023 Operating Areas
Other Exploration, page 6

1.
       You disclose that successful appraisal of two key oil discoveries "confirmed combined recoverable resources of an estimated 700 million barrels of oil for the two fields". Please note that disclosure of quantities other than reserves in an annual report on Form 10-K is generally prohibited. See the instruction to Item 1202 of Regulation S-K and revise your disclosure accordingly.
Business Overview
Upstream Exploration and Production
Drilling Statistics, page 7

2. We note that 7.7 nets wells (10%) of the 73.8 net development wells drilled in Egypt during 2023 were dry; however, during the prior five years (2018 to 2022) only 3 net
 July 23, 2024
Page 2

       development wells (1%) of the total 226.7 net development wells drilled in Egypt were dry. Please provide as supplemental information a reasonably detailed explanation for the higher dry hole rate during 2023, including any effect on your future development plans in Egypt. Additionally, tell us the following:
           Whether any proved undeveloped reserves were included for the 7.7 net dry wells at year-end 2022, and if so, the quantity of those reserves and where the downward revision is reflected in the 2023 reserve roll-forward;
           Whether and how actual drilling results differed from assumptions underlying the decision to drill these wells;
           Whether the results on these wells led you to reevaluate reserve estimates for any other wells; and,
           Where any downward revisions attributable to any related wells are reflected in the
           2023 reserve roll-forward.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sandra Wall at 202-551-4727, Petroleum Engineer, or Brad Skinner,
Office Chief, at 202-551-3489 if you have questions regarding the engineering comments or related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation